                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 15 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  MetLife, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    59156R108
                                 (CUSIP Number)

                             James L. Lipscomb, Esq.
                  Executive Vice-President and General Counsel
                                  MetLife, Inc.
                               One Madison Avenue
                             New York, NY 10010-3690
                                 (212) 578-2211
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 November 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 2 of 11 Pages

--------------------------------------------------------------------------------

(1)      Names of Reporting Persons        Board of Directors of MetLife, Inc.,
                                           as an entity

         I.R.S. Identification
         Nos. of Above Persons             Not applicable

--------------------------------------------------------------------------------

(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]

--------------------------------------------------------------------------------

(3)      SEC Use Only

--------------------------------------------------------------------------------

(4)      Source of Funds                              Not Applicable. See Item 4

--------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

(6)      Citizenship or Place of
         Organization                                                     U.S.A.

--------------------------------------------------------------------------------

Number of Shares           (7) Sole Voting Power                               0
Beneficially Owned
by Each Reporting       --------------------------------------------------------
Person With
                           (8) Shared Voting Power                  369,768,886*

                        --------------------------------------------------------

                           (9) Sole Dispositive Power                          0

                        --------------------------------------------------------

                           (10) Shared Dispositive Power                       0

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                              369,768,886

--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                 [ ]

--------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                               48.6%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person                                             OO

--------------------------------------------------------------------------------
* Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of October 31, 2003.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 3 of 11 Pages

Items 4 and 5 are amended as set forth below:

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Board of Directors is reporting beneficial ownership of 369,768,886 shares of Common Stock (the "Shares") held by the MetLife Policyholder Trust (the "Trust") under the Plan of Reorganization, dated September 28, 1999, as amended (the "Plan"), of Metropolitan Life Insurance Company ("MetLife").

                  On April 7, 2000, 494,466,664 Shares were issued to the Trust pursuant to Section 5.2(d) of the Plan, a copy of which is filed as an exhibit to this statement. No consideration has been separately provided therefor by any member of the Board of Directors, except for Shares allocated to such member pursuant to the Plan. Since April 7, 2000, transactions by Beneficiaries under the Purchase and Sale Program provided for by the Trust Agreement (as defined below) have resulted in a decrease in the number of Shares held by the Trust from 494,466,664 to 369,768,886 (as adjusted to reflect refinements in the calculation of the number of Shares issued to the Trust under the Plan).

                  Under the Plan and the MetLife Policyholder Trust Agreement, dated as of November 3, 1999 (as amended, the "Trust Agreement"), by and among MetLife, the Issuer, Wilmington Trust Company (the "Trustee") and ChaseMellon Shareholder Services, L.L.C., as custodian (the "Custodian"), a copy of which is attached as an exhibit to this statement, certain eligible policyholders of MetLife ("Trust Eligible Policyholders") have been allocated a number of interests in the Trust ("Trust Interests") equal to the number of shares of Common Stock allocated to the Trust Eligible Policyholders in accordance with the Plan. The assets of the Trust principally are the Shares issued to the Trust for the benefit of the Trust Eligible Policyholders and permitted transferees (collectively, the "Beneficiaries"). The Shares are held in the name of the Trustee, on behalf of the Trust, which has legal title over the Shares. The Beneficiaries do not have legal title to any part of the assets of the Trust. The Trust Interests represent undivided fractional interests in the Shares and other assets of the Trust beneficially owned by a Trust Beneficiary through the Custodian.

                  The Trust Agreement provides the Trustee with directions as to the manner in which to vote, assent or consent the Shares at all times during the term of the Trust. On all matters brought for a vote before the stockholders of the Issuer, with the exception of a Beneficiary Consent Matter (as defined below), the Trustee will vote in accordance with the recommendation given by the Board of Directors of the Issuer to its stockholders or, if no such recommendation is given, as directed by the Board. On all Beneficiary Consent Matters, the Trustee will vote all of the Shares in favor of, in opposition to or abstain from the matter in the same ratio as the Trust Interests of the Beneficiaries that returned voting instructions to the Trustee indicated preferences for voting in favor of, in opposition to or abstaining from such matter. The Trust Agreement also contains provisions allowing Beneficiaries to instruct the Custodian to withdraw their allocated Trust Shares to participate in any tender or exchange offer for the Common Stock and to make any cash or share election, or perfect any dissenter's rights, in connection with a merger of the Issuer.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 4 of 11 Pages

                  A "Beneficiary Consent Matter" is:

     (i) a contested election of directors or, subject to certain conditions, the removal of a director,

     (ii) a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets or a recapitalization or dissolution of the Issuer, if it requires a vote of stockholders under applicable Delaware law,

     (iii) any transaction that would result in an exchange or conversion of the Shares for cash, securities or other property,

     (iv) issuances of Common Stock prior to the first anniversary of the effective date of the Plan (the "Effective Date") at a price materially below the prevailing market price, if a vote is required to approve the issuance under Delaware law, other than issuances in an underwritten public offering or pursuant to an employee benefit plan,

     (v) before the first anniversary of the Effective Date, any matter that requires approval by a vote of more than a majority of the outstanding stock of the Issuer entitled to vote thereon under Delaware law or the certificate of incorporation or the by-laws of the Issuer, and any amendment to the certificate of incorporation or by-laws of the Issuer that is submitted to a vote of stockholders for approval, and

     (vi) proposals submitted to stockholders requiring the Board of Directors to amend the Issuer's Stockholder Rights Plan, or redeem rights under that plan, other than a proposal with respect to which the Issuer has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.

                  The Trust Agreement contains provisions enabling the Beneficiaries to withdraw the Shares allocated to them under the Plan and the Trust Agreement for resale or otherwise and to receive dividends on such Shares.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 5 of 11 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As an entity, the Board of Directors of the Issuer beneficially owns 369,768,886 shares or 48.6% of the Issuer's outstanding Common Stock. The Board of Directors of the Issuer is deemed to beneficially own the shares of Common Stock held by the Trust because the Board will direct the voting of these shares on certain matters submitted to a vote of stockholders. See
     Item 4.

(b) As an entity, the Board of Directors of the Issuer has shared voting power with respect to 369,768,886 shares of Common Stock.

(c) Except as described in Item 4, there were no transactions in the class of securities reported on that were effected by the Reporting Persons since July 31, 2003 other than transactions by Beneficiaries under the Purchase and Sale Program provided for by the Trust Agreement, resulting in a decrease in the number of shares of Common Stock held by the Trust from 378,209,044 to 369,768,886.

(d) The Beneficiaries of the Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares allocated to them under the Plan and the Trust Agreement. See Item 4.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 6 of 11 Pages

                  SIGNATURES.

                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Dated:  November 7, 2003

                  *
     -------------------------------
     Robert H. Benmosche

                  *
     -------------------------------
     Curtis H. Barnette

                  *
     -------------------------------
     Gerald Clark

                  *
     -------------------------------
     John C. Danforth

                  *
     -------------------------------
     Burton A. Dole, Jr.

                  *
     -------------------------------
     James R. Houghton

                  *
     -------------------------------
     Harry P. Kamen

                  *
     -------------------------------
     Helene L. Kaplan

                  *
     -------------------------------
     John M. Keane

                  *
     -------------------------------
     Catherine R. Kinney

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 7 of 11 Pages

                  *
     -------------------------------
     Charles M. Leighton

                  *
     -------------------------------
     Stewart G. Nagler

                  *
     -------------------------------
     John J. Phelan, Jr.

                  *
     -------------------------------
     Hugh B. Price

                  *
     -------------------------------
     Kenton J. Sicchitano

                  *
     -------------------------------
     William C. Steere, Jr.


              /s/ Gwenn L. Carr
        * By  -----------------------
              Gwenn L. Carr
              Attorney-in-fact

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 8 of 11 Pages

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement on Amendment No. 15 to Schedule 13D, to which this exhibit is attached, is filed on his or her behalf.

     Dated:  November 7, 2003

                  *
     --------------------------------
     Robert H. Benmosche

                  *
     --------------------------------
     Curtis H. Barnette

                  *
     --------------------------------
     Gerald Clark

                  *
     --------------------------------
     John C. Danforth

                  *
     --------------------------------
     Burton A. Dole, Jr.

                  *
     --------------------------------
     James R. Houghton

                  *
     --------------------------------
     Harry P. Kamen

                  *
     --------------------------------
     Helene L. Kaplan

                  *
     --------------------------------
     John M. Keane

                  *
     --------------------------------
     Catherine R. Kinney

                                  SCHEDULE 13D

CUSIP No. 59156R108                                           Page 9 of 11 Pages

                  *
     --------------------------------
     Charles M. Leighton

                  *
     --------------------------------
     Stewart G. Nagler

                  *
     --------------------------------
     John J. Phelan, Jr.

                  *
     --------------------------------
     Hugh B. Price

                  *
     --------------------------------
     Kenton J. Sicchitano

                  *
     --------------------------------
     William C. Steere, Jr.


                  /s/ Gwenn L. Carr
         * By     ----------------------
                  Gwenn L. Carr
                  Attorney-in-fact

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 10 of 11 Pages

                                                                       Exhibit 2

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Gwenn L. Carr the undersigned's true and lawful attorney-in-fact, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign amendments to a Schedule 13D with regard to the MetLife, Inc. Board of Directors' ownership of securities of MetLife, Inc. ("Schedule 13D"), and to file the same, with exhibits thereto and other documents related thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or her substitute or substitutes may do or cause to be done by virtue hereof. The authority of Gwenn L. Carr under this Power of Attorney shall continue until the Board of Directors is no longer required to file amendments to the Schedule 13D, unless earlier revoked in writing by the undersigned.

Dated: July 22, 2003

/s/ Kenton J. Sicchitano
------------------------
Kenton J. Sicchitano

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 11 of 11 Pages

                                                                       Exhibit 3

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Gwenn L. Carr the undersigned's true and lawful attorney-in-fact, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign amendments to a Schedule 13D with regard to the MetLife, Inc. Board of Directors' ownership of securities of MetLife, Inc. ("Schedule 13D"), and to file the same, with exhibits thereto and other documents related thereto, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or her substitute or substitutes may do or cause to be done by virtue hereof. The authority of Gwenn L. Carr under this Power of Attorney shall continue until the Board of Directors is no longer required to file amendments to the Schedule 13D, unless earlier revoked in writing by the undersigned.

Dated: November 7, 2003

/s/ John M. Keane
-----------------
John M. Keane